EXHIBIT 99.2

MESCH, CLARK & ROTHSCHILD, P.C.
259 N. Meyer Avenue
Tucson, Arizona 85701
Phone: (520) 624-8886
Fax: (520) 798-1037

By:	Scott H. Gan, #6568
38052-1/spb

Attorney for Lowell E. Rothschild, Trustee

UNITED STATES BANKRUPTCY COURT

DISTRICT OF ARIZONA

In re:	)	Chapter 11
	)	No. B-98-02021-PHX-JMM
GATEWAY DATA SCIENCES	)
CORPORATION,	)	ORDER CONFIRMING TRUSTEE’S
	)	PLAN OF REORGANIZATION
Debtor.	)	DATED MARCH 22, 2002
)
)

This matter came before the Court pursuant to the Trustee’s Plan of Reorganization Dated March 22, 2002 (the “Plan”) filed by Lowell E. Rothschild, the duly appointed successor Chapter 11 Trustee in this case (“Trustee”). The Plan, as amended and modified by this Order, is incorporated herein by this reference. Unless otherwise defined herein, capitalized terms will have the meanings ascribed in the Plan. The Court held a duly noticed hearing on confirmation of the Plan on April 25, 2002, to consider confirmation of the Plan, and objections to confirmation of the Plan filed by: (a) the Commissioner of Revenue of the Commonwealth of Massachusetts (“CRCM”); (b) Charles Schwab & Co., Inc. (“Schwab”); (c) Law Offices of Rudolph & Rudolph and O’Connor Cavanagh Anderson Killingsworth & Beshears (collectively “Rudolph”); and (d) Hagemeyer Foods, N.A. (“Hagemeyer”). The Court took evidence from the Trustee and Norman A. Lynn (“Lynn”), a principal of GDSC Acquisitions, LLC (“GDSC”), one of the funding sources under the Plan.

With respect to the objections to confirmation of the Plan filed by CRCM, Schwab, and Rudolph, the Trustee and those objecting parties have reached agreements to resolve their concerns, which agreements were placed on the record at the confirmation hearing, approved at that time, and are otherwise contained in this Order. Accordingly, the only objection that was unresolved was the objection of Hagemeyer (the “Hagemeyer Objection”), which is dealt with herein. In light of the foregoing, and good cause appearing therefor,

THE COURT FINDS AND CONCLUDES AS FOLLOWS:

1.     This matter represents a core proceeding in which this Court may enter final and dispositive orders in accordance with 28 U.S.C. §§ 1334 and 157(b)(2)(L).

2.     In accordance with Bankruptcy Code § 1126(a), the Court finds and concludes that the solicitation of votes to accept or reject the Plan was in compliance with all applicable non-bankruptcy law, rules and regulations governing the adequacy of disclosure in connection with such solicitation; and that such solicitation was conducted after disclosure of adequate information as defined in Bankruptcy Code § 1125. Moreover, the Court finds that notice of the Confirmation Hearing was appropriate and adequate under the Bankruptcy Code and Rules.

3.     In accordance with Bankruptcy Code § 1129(a)(1), the Court finds and concludes that the Plan complies with the applicable provisions of Title 11 of the United States Code.

4.     In accordance with Bankruptcy Code § 1129(a)(2), the Court finds and concludes that the Trustee, as Plan proponent, has complied with the applicable provisions of Title 11 of the United States Code.

5.     In accordance with Bankruptcy Code § 1129(a)(3), the Court finds and concludes that the Trustee has proposed the Plan in good faith and not by any means forbidden by law and that the Trustee has acted, and is presently acting, in good faith in conjunction with all aspects of the Plan and this Chapter 11 case.

6.     The Court finds that the Plan complies with all applicable provisions and requirements set forth in Bankruptcy Code § 1129(a)(4) through (13).

7.    The Court finds and concludes that confirmation will not require need for further reorganization or subsequent liquidation

8.     The Court finds and concludes that the principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of Section 5 of the Securities Act of 1933 and, therefore, that the Plan complies with Bankruptcy Code § 1129(d).

9.     The Court finds and concludes that the Global Settlement Agreement and Plan as modified by the June 18, 2001 Letter Agreement (collectively, the “Global Settlement Agreement”), is fair, equitable and in the best interests of the Debtor, its estate and its creditors, and further, that the Global Settlement Agreement is essential to the confirmation and implementation of the Plan. The Global Settlement Agreement does resolve the Estate’s claims against Carolina Casualty, the Debtor’s pre-petition offices/directors liability insurer, and the following individuals: Michael Gordon, Vickie Jarvis, Matthew J. Gordon, Michael McPheeters, Anne Ireland and Sidney J. Suss, (collectively the “Inside Directors”) and, Gregory S. Anderson, Robert D. Bressler, Steven A. Rothstein, and Larry J. Wells (collectively the “Outside Directors”), and their spouses, as provided for in the Plan.

10.     The Global Settlement Agreement and Plan require that Carolina Casualty will pay the Estate, within seven business days of the Effective Date, the sum of $550,000, to which Carolina Casualty will receive a release of any and all claims that the Estate has or could assert against it. In addition, Carolina Casualty will receive a release of any and all claims from the Committee, the Class Action Plaintiffs, the Inside Directors and the Outside Directors in consideration for the payment described above. Upon payment of the $550,000, any alleged rights and obligations of Carolina Casualty purportedly owed under the D & O Policy or otherwise to any person or entity shall be deemed satisfied, extinguished and released in their entirety. Further, upon payment of the $550,000 the Trustee will move this Court to dismiss, with prejudice, the pending adversary action, number 99-423, against Carolina Casualty.

11.    Further, the Global Settlement and Plan Agreement require Michael Gordon, on behalf of himself and the other Inside Directors, to make a payment to the Estate in the sum of $250,000 and in addition, Michael Gordon will pay the unsecured non-priority portion of the Estate’s 401(k) Plan liability in the total sum of $100,088.90. On the Effective Date, the Trustee will move to dismiss, with prejudice, the Inside Director Action, adversary number 99-395, and the Michael Gordon preference action, adversary number 99-320.

12.     Further, the Global Settlement Agreement requires GDSC to complete its purchase of Cyclone stock previously owned by the Estate. GDSC will pay, on the Effective Date, $250,000 to the Estate. GDSC will also pay the Estate an Agreed Cost Reimbursement in the sum of $29,315.45, allowed fees of Special Security Counsel to the Estate in an amount not to exceed $40,000, and Transfer Agent Fees incurred by the Estate in an amount not to exceed $6,000, for a total payment of $325,315.45. Moreover, the Reorganized Gateway will assume the Estate’s liability to Rudolph & Rudolph under the Court approved fee agreement, thereby eliminating an additional $250,000 in contingent liability of this Estate.

13.     For and in consideration of the $1,225,404.35 to be paid by Carolina Casualty, Michael Gordon, and GDSC as set forth above, the Estate will provide the releases referenced above to Carolina Casualty, the Inside Directors, the Outside Directors, GDSC and Reorganized Gateway, and will also transfer the Estate’s interest in and to the pending Wisconsin District Court Action against Hagemeyer to Reorganized Gateway in accordance with Bankruptcy Code § 1123(b) and as provided in the Plan and this Confirmation Order. All existing Interests in the Debtor shall be extinguished, and GDSC shall receive 95% of the New Common Stock in Reorganized Gateway, which shall be reconstituted as Brownshire Holdings, Inc., a Nevada corporation.

14.     The Court finds that the release provisions as required by the Plan and Global Settlement Agreement are necessary, fair, and permissible for all the following reasons:

a.     The creditors of the Estate have overwhelmingly voted in favor of the Plan. As evidenced by the Trustee’s Amended Certification of Ballots dated April 24, 2002, of all impaired classes voting on the Plan, 92 % in number and 94 % in amount of claims voted to accept the Plan.

b.     Class 7A, of which Hagemeyer is a member, voted to accept the Plan with its releases.

c.     This Chapter 11 has been pending over 4 years, and absent confirmation of this Plan (as set forth in the uncontroverted evidence presented at the Confirmation Hearing--discussed in subparagraph ( g ) below), the only alternative in this case is a liquidation which will result in no recovery for unsecured creditors.

d.     The Trustee, with the consent of GDSC, and Michael Gordon, agreed that the release provisions with respect to any release of Michael Gordon would be significantly limited by the terms of the Plan. Michael Gordon will not be released from those priority tax claims and 401 (k) Plan liability set forth in the Plan and/or this Order, and he will not be released from any claims Hagemeyer has already filed against him or related to the pending Wisconsin District Court Action. This is significant since the only claim against any of the people who are getting the releases that Hagemeyer was able to identify are the claims it filed against Michael Gordon or those pending in the Wisconsin District Court Action. This Court finds that the Wisconsin District Court Action has been pending for over 4 years. As such, Hagemeyer’s inability to identify any other person or persons against whom Hagemeyer believes it has claims that would be precluded by virtue of the releases (other than Michael Gordon, who is being excepted from the release provisions as to the pending claims by Hagemeyer against him and those pending in the Wisconsin District Court Action) persuades the Court that Hagemeyer is not being prejudiced by the releases by virtue of the exclusion therefrom of Michael Gordon as set forth above. The foregoing exclusion to the Plan’s release provisions only apply to Michael Gordon. Accordingly, the Plan and this Order will still release and enjoin any direct or indirect claims asserted in or relating to the Wisconsin District Court Action or otherwise with respect to any alleged or potential liability of any person or entity (other than Michael Gordon) which is identified in the Plan or this Order as a beneficiary of the release and injunction provisions, including, without limitation, Carolina Casualty.

e.     As part of the Confirmation Hearing, the Court has approved settlement of the Class Action, which was duly noticed to all creditors and parties in interest and is the subject of a separate order. That settlement also contains release provisions. As set forth in the Court’s order approving that settlement, a proper evidentiary record was made by the Class Action plaintiffs as to the reasonableness and fairness of that settlement. No creditor or party in interest objected to the settlement of the Class Action, including Hagemeyer.

f.     It is uncontroverted that, absent the releases being given under the Plan and Global Settlement Agreement (as modified as to Michael Gordon as set forth above), the Plan Funding Sources would not make the Plan Funding Contributions (which aggregate over $1.25 million), and the approval of the releases is an express condition precedent to their obligations to make the Plan Funding contributions.

g.     Notwithstanding the Hagemeyer Objection to the Plan’s release provisions and being given the opportunity to do so, Hagemeyer presented no evidence whatsoever at the Confirmation Hearing, nor did it challenge any of the evidence presented by the Trustee or GDSC in support of the Plan and release provisions. Nor did Hagemeyer either object to the settlement of the Class Action (of which it was also noticed) or present any evidence in opposition to the Class Action settlement, or challenge any of the evidence proffered in support of the Class Action settlement.

15.     The Court finds and concludes that all of the Estate’s executory contracts and unexpired leases have been rejected pursuant to previous orders of this Court, with the exception of the post petition agreement to employ and pay fees to Rudolph, special counsel for the Wisconsin District Court Action, which fee obligation has been assigned and assumed by Reorganized Gateway.

16.    The Court finds and concludes that all documents necessary to implement the Plan, including but not limited to the Global Settlement Agreement as modified by the June 18, 2001 Letter Agreement, the Releases, the Reorganized Gateway By-Laws and the Reorganized Gateway Articles of Incorporation are valid, binding, and enforceable agreements not in conflict with any federal or state laws.

17.     In accordance with Bankruptcy Code § 1145, the Court finds and concludes that the New Common Stock of the Reorganized Gateway, when issued to holders of Class 8 Interests, is exempt from the registration requirements of Section 5 of the Securities Act of 1933 and any state or local law requiring registration for offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker dealer in such securities and is deemed to be a public offer of such securities.

18.     The Court finds and concludes that the Trustee and his attorneys, accountants, and advisers have acted in good faith with respect to the solicitation of votes to accept or reject the Plan and in conjunction with the offer, issuance, and sale of all securities issued or to be issued by Reorganized Gateway. Accordingly, the Court finds and concludes that the Trustee and his attorneys, accountants, and advisers are entitled to all the protections under Bankruptcy Code § 1125(e).

19.     The Court finds and concludes that the Court’s retention of jurisdiction as set forth in Article 13 of the Plan comports with 28 U.S.C. § 157.

20.     Notice of all proceedings regarding or related to confirmation of the Plan, including but not limited to the Confirmation Hearing and Class Action settlement hearing, was adequate under the circumstances and in compliance with applicable provisions of the Bankruptcy Code and Bankruptcy Rules.

21.     Modifications to the Plan, to this Confirmation Order, or otherwise do not materially or adversely change the treatment of any Creditor or holder of an Equity Interest who has previously cast a Ballot to either accept or reject the Plan. Accordingly, no further disclosure of information, solicitation of votes, or voting is required.

NOW, THEREFORE, in light of the foregoing Findings of Fact and Conclusions of Law:

IT IS HEREBY ORDERED as follows:

A)     The Trustee’s Plan of Reorganization dated March 22, 2002, as modified below by this Confirmation Order, is CONFIRMED.

B)    In accordance with Bankruptcy Rule 9019 and Bankruptcy Code §§ 105(a) and 1123(b)(3)(A), the Global Settlement Agreement as modified by the June 18, 2001 Letter Agreement, is APPROVED in its entirety, according to the terms set forth in the Plan. After the Effective Date, the Adversary Proceedings designed as Trustee v. Carolina Casualty Company, No. 99-423; Trustee v. Michael Gordon and Lauren Gordon, et al, No. 99-320; Trustee v. Michael Gordon, et al, No. 99-395; Trustee v. Gregory Anderson, et al, No. 99-394; and Trustee v. AGS Expo, et al No. 00-120 (but only with respect to the Inside Director, Outside Directors, and their related entities) shall be deemed DISMISSED with prejudice, with each party to bear its own fees and costs. The Trustee and the parties to the Global Settlement Agreement as modified by the June 18, 2001 Letter Agreement are authorized and directed to take any actions, when appropriate and as provided by the Plan, necessary to comply with the terms and provisions of these agreements, the Plan, and the Confirmation Order.

C)     In accordance with Bankruptcy Code § 365(a), the Court approves the rejection of all of the Estate’s executory contracts and unexpired leases, with the exception of the post-petition Rudolph Fee Agreement, which has been assigned and assumed by Reorganized Gateway, in accordance with Article 4.1 of the Plan, and the Stipulations of the parties entered on the record at the Confirmation Hearing, and will result in no Estate liability for the post petition fee agreement.

D)     The Rudolph Fee Agreement, assumed by the Reorganized Gateway under this Plan will remain in full force and effect for Rudolph’s benefit, notwithstanding any provision in such contract (including those described in Bankruptcy Code § 365(b)(2) and (f)) that prohibits such assignment or transfer or that enables, permits or requires termination of such contract.

E)     The provisions of this Confirmation Order are nonseverable and mutually dependent.

F)     Except as otherwise provided under the Plan or this Confirmation Order, the Debtor is discharged as of the Effective Date from all Claims and any “debt” (as that term is defined in Bankruptcy Code § 101(12)) that arose on or before the Effective Date, and the liability of the Debtor and Reorganized Gateway with respect to all such Claims and debts is extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or not contingent, asserted or unasserted, fixed or unfixed, matured or not matured, disputed or undisputed, legal or equitable, or known or unknown, or that arose from any agreement of the Debtor that has either been assumed or rejected during these cases or under the Plan, or obligation of the Debtor incurred before the Effective Date, or from any conduct of the Debtor before the Effective Date, or that otherwise arose before the Effective Date, including but not limited to all interest, if any, on any such debts, whether such interest accrued before or after the Petition Date. All claims and defenses at issue in the Wisconsin District Court Action to which the Debtor and Hagemeyer are parties and any objection or disputes with respect to the Proof of Claim filed by Hagemeyer shall be resolved in the Wisconsin District Court Action and, notwithstanding any discharge, release, injunction or other relief provided in the plan, this Confirmation Order or otherwise, any claims of the Debtor are and remain subject to all claims, defenses, counterclaims, setoffs and rights of recoupment that Hagemeyer may assert against the Debtor in the Wisconsin District Court Action. The discharge injunction and, to the extent applicable, the automatic stay, are modified to allow: (i) Hagemeyer to pursue any and all claims, defenses, counterclaims, setoffs and rights of recoupment that it may have against the Debtor in the Wisconsin District Court Action and with respect to its proof of Claim; and (ii) the court in the Wisconsin District Court Action to enter final and binding judgments as to the claims, rights and defenses asserted therein by the Debtor or Hagemeyer and to determine the respective liability of such parties. The judgments of the court in the Wisconsin District Court Action, and any appeals therefrom, shall conclusively determine the amount of the claim, if any, that Hagemeyer holds against the Debtor pursuant to its Proof of Claim.

G)    In accordance with Bankruptcy Code § 1123(b)(3)(B), Reorganized Gateway is appointed as a representative and agent of the Debtor to prosecute, compromise and/or abandon the Litigation Claims in accordance with the Plan and the Confirmation Order.

H)     Other than with respect to Claims that are Allowed in the Plan, the Plan Administrator retains the right and obligation after the Effective Date to pursue objections to Claims made before the Effective Date, and also retains the right and obligation to object to Claims after the Effective Date, which must be filed and served not later than One Hundred Eighty Days (180) after this Order is final, provided, however, that the Court may, for good cause shown, extend such period. After notice to the Plan Administrator, the Court may also approve any other party to pursue and/or make objections to Claims after the Effective Date.

I)     From and after the Effective Date, the Plan Administrator may litigate to judgment, propose settlement of, or withdraw objections to, all pending or filed Disputed Claims or Disputed Equity Interests, and the Plan Administrator may settle or compromise any Disputed Claim, Disputed Equity Interest, and/or Litigation Claim without notice and a hearing and without the Court’s approval.

J)     This Court’s retention of jurisdiction as set forth in Article 13 of the Plan is APPROVED. Such retention of jurisdiction does not affect the finality of this Confirmation Order, which the Court now expressly directs the Clerk of the Bankruptcy Court to enter immediately.

K)     In accordance with Article 14 of the Plan, the Trustee or the Plan Administrator are authorized at any time before or on the Effective Date to make non-material changes to any document necessary to implement the Plan, including but not limited to clarifications, typographical edits, grammatical edits, and changes intended to ensure that a document is consistent with the Plan, without further order of this Court and without impacting the effectiveness of this Confirmation Order. All such changes must be approved by GDSC and Carolina Casualty.

L)     As of the Effective Date, the property of the Debtor’s estate revest in Reorganized Gateway, free and clear of all liens, Claims, and Equity Interests, except as otherwise provided in the Plan or this Confirmation Order. From and after the date of this Confirmation Order, Reorganized Gateway may operate its businesses and may use, acquire, and dispose of its property free of any restrictions of the Bankruptcy Code, including the employment of and payment to professionals, except as otherwise provided in this Confirmation Order and in the Plan.

M)     Except as provided in the Plan or this Confirmation Order, as of the Effective Date, all persons or entities that have held, currently hold, or may hold a Claim or other debt or liability that is discharged in accordance with paragraph F above, or an Equity Interest, Equity Interest Related Claim, or other right of an equity security holder that is terminated in accordance with the Plan, or which are subject of the Global Settlement Agreement, are permanently enjoined from taking any of the following actions on account of any such discharged and/or released Claim, debt, or liability or terminated Equity Interest or right: (a) commencing or continuing in any manner any action or other proceeding against the Debtors or Reorganized Gateway (including any officer or director acting as a representative of the Debtors or Reorganized Gateway), Carolina Casualty, the Inside Directors, the Outside Directors and/or GDSC; (b) enforcing, attaching, collecting, or recovering in any manner any judgment, award, decree, or order against the Debtors, Reorganized Gateway, Carolina Casualty, the Inside Directors, the Outside Directors and/or GDSC, or their respective property; (c) creating, perfecting, or enforcing any lien or encumbrance against the Debtors, Reorganized Gateway, Carolina Casualty, the Inside Directors, the Outside Directors and/or GDSC, or their respective property; (d) asserting a setoff, right of subrogation, or recoupment of any kind against any debt, liability, or obligation due to the Debtor, Reorganized Gateway, Carolina Casualty, the Inside Directors, the Outside Directors and/or GDSC, or their respective property; and (e) commencing or continuing any action or proceeding, in any manner, in any place, against the Debtor’s, Reorganized Gateway, Carolina Casualty, the Inside Directors, the Outside Directors and/or GDSC, or their respective property, that does not comply with or is inconsistent with the provisions of the Plan or the Bankruptcy Code. Notwithstanding the foregoing, Hagemeyer’s right and ability to pursue claims against Michael Gordon (and, as may be applicable, his marital community; but not against any Inside Director other than Gordon, or against any of the Outside Directors, Carolina Casualty, GDSC or Reorganized Gateway) in the pending action filed in the United States District Court for the Eastern District of Wisconsin (Case No. 01-C-0652) is expressly preserved and is unaffected by any discharge, injunction or release granted to Michael Gordon in the Plan, the Global Settlement Agreement, or the Confirmation Order.

N)     In accordance with the stipulations of the parties on the record at the Confirmation Hearing, and the Trustee’s agreements with the Internal Revenue Service, the Massachusetts Department of Revenue and the Texas Comptroller of Public Accounts, Article 2.6 of the Plan is amended and restated to include the following provisions:

i)    Internal Revenue Service has an allowed unsecured priority claim for pre-petition employment and unemployment tax liability of $769,082.33, with the exception of $5,915.00 in FUTA tax for 1997, and a General Unsecured Non-Priority Claim in the amount of $106,862.81. When the IRS provides the Plan Administrator with an appropriate explanation of the assessment of the additional $5915.00 in 1997 FUTA tax liability, the Plan Administrator will allow this additional priority tax claim without the need for further order of this Court. The IRS is excepted from the Administrative Claims Bar Date with respect to tax returns and liabilities incurred by the Bankruptcy Estate. Based upon the settlement between the Estate and the United States Department of Labor with respect to the Gateway 401(k) Plan, the IRS will withdraw its previously filed administrative claim in this case.

ii)     Texas Comptroller of Public Accounts has an allowed unsecured priority claim for pre-petition sales taxes in the amount of $48,154.26 with post confirmation interest at the statutory rate (currently 5.5%), penalties will be treated as a general unsecured claim. No provision of the Plan or this Confirmation Order will discharge or release any responsible persons or entities other than the Debtor and Reorganized Gateway from any potential tax liability applicable under any state law.

iii)     Massachusetts Department of Revenue. No provision of the Plan or this Confirmation Order will discharge or release any responsible persons or entities other than the Debtor and Reorganized Gateway from any potential tax liability applicable under any state law.

O) In accordance with the stipulations of the parties on the record at the Confirmation Hearing, and the Trustee’s agreements with Schwab, Rudolph, and O’Connor Cavanagh Anderson Killingsworth & Beshears, the Plan is amended and restated to include the following provisions:

i)     Schwab - Upon the Confirmation Order becoming a Final Order, the Trustee will dismiss its adversary complaint against Schwab.

ii)     Rudolph, and O’Connor Cavanagh Anderson Killingsworth & Beshears - (1) all of the terms of the Rudolph Fee Agreement including, without limitation, the right of the parties to modify the terms of the Rudolph Fee Agreement in accordance with the terms thereof, will remain valid, binding, and enforceable against the Reorganized Gateway (and any other party hereafter receiving any or all of the claims held by the Debtor against Hagemeyer prior to entry of this order (individually, and collectively, the “Hagemeyer Claims”)); (2) the liens granted under the Rudolph Fee Agreement for the benefit of Rudolph & Rudolph and associated counsel (the “Liens”) are expressly preserved and confirmed as valid and enforceable first priority liens against the Hagemeyer Claims and any proceeds of any settlement or recovery thereon (the “Hagemeyer Proceeds”); (3) the post confirmation Estate will have no liability for the attorneysfees and expenses of Rudolph and associated counsel (although the Estate’s right to share in the Hagemeyer Proceeds is subject to the Liens).

iii)     Matthew Gordon-The Estate will allow Matthew Gordon’s proportionate share of the total 401(k) Plan claims to be paid pursuant to the Plan, as well as his allowed priority wage claim pursuant to the provisions of the Bankruptcy Code. Matthew Gordon will waive all of his other claims against this Estate.

P)     All final applications for allowance and disbursement of Professional Fees (including fees, costs, charges, expenses, and professional fees and expenses to be paid), through the date of this Confirmation Order (including fees and costs directly associated with the preparation and filing of such final fee applications) must be filed with the Court and served on counsel to Trustee or Plan Administrator, and to the U.S. Trustee no later than thirty days after this Confirmation Order becomes a Final Order. Objections, if any, to any final fee application submitted in accordance with this paragraph must be made in writing, filed with the Court, and served on counsel to the applicant, the Trustee or Plan Administrator, and to the U.S. Trustee no later than 4:00 p.m. Mountain Standard Time, no more than twenty days after the application is filed. If any objections are received, the Court will, at the applicant’s request, schedule a hearing to consider such final fee application. If no objections are received, the Court may enter an order approving the application without conducting a hearing. From and after the date this Confirmation Order becomes a Final Order, professionals employed by the Trustee or Plan Administrator may bill the Trustee or Plan Administrator for professional services in the ordinary course of business.

Q)     In accordance with 28 U.S.C. § 1930(a)(6), Reorganized Gateway is required to pay all quarterly fees to the Office of the United States Trustee until this case is closed pursuant to Bankruptcy Code § 350, or dismissed or converted under Bankruptcy Code § 1112.
/././
/././

R)     All objections to confirmation of the Plan, to the extent not already overruled by the Court or satisfied by the provisions of this Confirmation Order, are OVERRULED.

DATED: June 26, 2002.

s/ James M. Marlar
James M. Marlar,
Judge, United States Bankruptcy Court

Approved as to form & content by:
SQUIRES, SANDERS & DEMPSEY, LLP	LEWIS & ROCA, LLP

/s/ Thomas J. Salerno	/s/ Kathryn C. Newman
Thomas J. Salerno	Bret A. Maidman / Kathryn C. Newman
Attorneys for GDSC Acquisitions, LLC	Attorneys for Charles Schwab & Co., Inc.

BROWN & BAIN, PA	U.S. DEPARTMENT OF TREASURY

/s/ Richard M. Lorenzen	/s/ Rachael J. Zepeda
Richard M. Lorenzen	Rachael J. Zepeda
Attorney for Rudolph & Rudolph, and	Attorney for Internal Revenue Service
O’Connor Cavanagh Anderson Killingsworth
& Beshears

LEONARD, COLLINS & GILLESPIE, PC	OSBORN MALEDON, P.A.

/s/ Daniel P. Collins	/s/ C. Taylor Ashworth
Daniel P. Collins	C. Taylor Ashworth
Attorneys for Matthew Gordon	Attorneys for Michael Gordon

MESCH, CLARK & ROTHSCHILD, P.C.

/s/ Lowell E. Rothschild
Lowell E. Rothschild
Chapter 11 Trustee

Wilson, Elser, Moskowitz, Edelman &	MOHR, HACKET, PEDERSON, BLAKLEY
Dicker, LLP.	& RANDOLPH, P.C.

/s/ Mark G. Ledwin	/s/ Tom Axelsen
Mark G. Ledwin	Tom Axelsen
Attorneys for Carolina Casualty Insurance	Attorneys for the Official Committee of
Company	Unsecured Creditors, and the named Class
Action
Plaintiffs